

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2024

Kevin Kwilinski
Chief Executive Officer
Treasure Holdco, Inc.
101 Oakley Street
Evansville, IN 47710

        Re: Treasure Holdco, Inc.
            Registration Statement on Form 10-12G
            Filed on August 23, 2024
            File No. 000-56679

Dear Kevin Kwilinski:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Manufacturing